SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

DIEDRICH COFFEE, INC.

(Name of Subject Company)

DIEDRICH COFFEE, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

253675201

(CUSIP Number of Class of Securities)

Sean M. McCarthy

Chief Financial Officer

Diedrich Coffee, Inc.

28 Executive Park, Suite 200

Irvine, California 92614

(949) 260-1600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

John M. Williams

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive, Suite 1200

Irvine, California 92612

(949) 451-3800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by Diedrich Coffee, Inc., a Delaware corporation (“Diedrich”), with the Securities and Exchange Commission (the “SEC”) on November 17, 2009, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9, filed by Diedrich with the SEC on November 24, 2009, November 24, 2009 and November 25, 2009, respectively (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by Peet’s Coffee & Tea, Inc., a Washington corporation (“Peet’s”), through its wholly-owned subsidiary, Marty Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), to acquire all issued and outstanding shares of Diedrich’s common stock, par value $0.01 per share (“Common Stock”), in exchange for, with respect to each share, the right to receive a combination of: (i) $17.33 in cash, without interest, and (ii) a fraction of a share of Peet’s common stock determined by dividing $8.67 by the volume weighted average price for one (1) share of Peet’s common stock as reported on the Nasdaq Global Select Market for the five (5) trading day period ending immediately prior to (and excluding) the date on which Purchaser accepts any shares of Common Stock for exchange pursuant to such offer, provided that in no event will such fraction exceed 0.315, all upon the terms and subject to the conditions set forth in Peet’s prospectus/offer to purchase, dated November 17, 2009 (the “Prospectus/Offer to Purchase”). The Prospectus/Offer to Purchase is contained in the Registration Statement on Form S-4 filed by Peet’s with the SEC, as amended, and in the related Letter of Transmittal (the “Letter of Transmittal,” together with the Prospectus/Offer to Purchase and any amendments or supplements thereto, collectively constituting the “Offer”). Any capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following immediately before the subheading entitled “Forward-Looking Statements”:

On December 1, 2009, Diedrich issued a press release announcing that, on the evening of Monday, November 30, 2009, it received a revised proposal from Peet’s to pay to Diedrich’s stockholders a value of $32.50 per share (based on the closing price of Peet’s common stock on November 30, 2009 of $32.56 per share, which falls within the range of $30.00 to $35.00 described below) in a combination of cash and Peet’s stock. Peet’s publicly announced their revised proposal shortly after transmitting it to Diedrich.

Under the revised proposal, Diedrich’s stockholders would receive, for each share of Diedrich Common Stock, a stock component consisting of 0.321 of a share of Peet’s common stock plus a cash component in an amount between $21.265 and $22.870 such that the value of the total consideration paid per Diedrich share will be equal to $32.50, provided that Peet’s common stock has a value between $30.00 and $35.00 per share. If Peet’s volume-weighted average stock price over a designated five trading day period prior to the completion of the Offer is less than $30.00, the value per share received by Diedrich’s stockholders would be less than $32.50, and if Peet’s volume-weighted average stock price over that same period is higher than $35.00, the value per share received by Diedrich’s stockholders would be greater than $32.50.

Peet’s submitted its revised proposal in response to Diedrich’s announcement on Wednesday, November 25, 2009, that the Diedrich Coffee Board of Directors (the “Board”) had determined that the $32.00 per share all-cash offer it had received from Green Mountain Coffee Roasters, Inc. (“GMCR”) continued to be a Superior Proposal (as defined in the Merger Agreement with Peet’s) to Peet’s prior proposal to pay to Diedrich’s stockholders a combination of $19.80 in cash and 0.321 of a share of Peet’s common stock for each share of Diedrich Common Stock, representing total consideration of approximately $30.35 per share based on the closing price of Peet’s common stock on Tuesday, November 24, 2009 (the date of the Board’s determination). The stock component of Peet’s prior proposal was based on a fixed exchange ratio, so the value of that component would increase or decrease with changes in the market price of Peet’s common stock.

In light of the different forms of consideration in the revised proposal from Peet’s and the current GMCR offer, the Board is analyzing the two to determine whether the GMCR offer continues to be a Superior Proposal to the terms of the Merger Agreement with Peet’s and the Offer (as amended by the revised proposal received from Peet’s). Diedrich intends to make an announcement promptly after a determination is reached by the Board.

Item 9.	Exhibits.

Item 9 is supplemented by adding the following exhibit:

Exhibit	Description
(a)(11)	Press Release issued by Diedrich Coffee, Inc. on December 1, 2009.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2009

DIEDRICH COFFEE, INC.

By:	/s/ SEAN M. MCCARTHY
Name:	Sean M. McCarthy
Title:	Chief Financial Officer